SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of March 2010

Commission File Number 1-03006

Philippine Long Distance Telephone Company

(Exact Name of Registrant as Specified in Its Charter)

Ramon Cojuangco Building

Makati Avenue

Makati City

Philippines

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.)

Form 20-F Ö Form 40-F

(Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes No Ö

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________ )

NOTE REGARDING FORWARD-LOOKING STATEMENTS

Some information in this report may contain forward-looking statements within the meaning of Section 27A of the U.S. Securities Act of 1933 and Section 21E of the U.S. Securities Exchange Act of 1934. We have based these forward-looking statements on our current beliefs, expectations and intentions as to facts, actions and events that will or may occur in the future. Such statements generally are identified by forward-looking words such as “believe,” “plan,” “anticipate,” “continue,” “estimate,” “expect,” “may,” “will” or other similar words.

A forward-looking statement may include a statement of the assumptions or bases underlying the forward-looking statement. We have chosen these assumptions or bases in good faith. These forward-looking statements are subject to risks, uncertainties and assumptions, some of which are beyond our control. In addition, these forward-looking statements reflect our current views with respect to future events and are not a guarantee of future performance. Actual results may differ materially from information contained in the forward-looking statements as a result of a number of factors, including, without limitation, the risk factors set forth in “Item 3. Key Information – Risk Factors” in our annual report on Form 20-F for the fiscal year ended December 31, 2008. You should also keep in mind that any forward-looking statement made by us in this report or elsewhere speaks only as at the date on which we made it. New risks and uncertainties come up from time to time, and it is impossible for us to predict these events or how they may affect us. We have no duty to, and do not intend to, update or revise the statements in this report after the date hereof. In light of these risks and uncertainties, you should keep in mind that actual results may differ materially from any forward-looking statement made in this report or elsewhere.

EXHIBITS

Exhibit Number	Page
1 2

Copies of the disclosure letters that we filed today with the Securities and Exchange Commission and the Philippine Stock Exchange regarding the following matters:

a. press release regarding the unaudited financial statements of the Company as at and for the year ended December 31, 2009;

b. record date for the Annual Meeting of Stockholders of the Company; and

c. cash dividend declaration on the Company’s Common Stock.

15 5

Exhibit 1

March 2, 2010

Philippine Stock Exchange

4/F Philippine Stock Exchange Center

Exchange Road, Ortigas Center

Pasig City

Attention: Ms. Janet A. Encarnacion

Head - Disclosure Department

Gentlemen:

In accordance with Section 17.1 (b) and Section 17.3 of the Securities Regulation Code, we submit herewith a copy of SEC Form 17-C with a press release attached thereto regarding the unaudited financial statements of the Company as at and for the year ended December 31, 2009.

This shall also serve as the disclosure letter for the purpose of complying with PSE Revised Disclosure Rules.

Very truly yours, PHILIPPINE LONG DISTANCE TELEPHONE COMPANY /s/ Ma. Lourdes C. Rausa-Chan MA. LOURDES C. RAUSA-CHAN Corporate Secretary

Exhibit 1

March 2, 2010

Securities & Exchange Commission

Corporation Finance Department

SEC Building, EDSA

Mandaluyong City

Attention: Director Justina F. Callangan

Corporation Finance Department

Gentlemen:

In accordance with Section 17.1 (b) of Securities Regulation Code and SRC Rule 17.1, we submit herewith three (3) copies of SEC Form 17-C with a press release attached thereto regarding the unaudited financial statements of the Company as at and for the year ended December 31, 2009.

Very truly yours, PHILIPPINE LONG DISTANCE TELEPHONE COMPANY /s/ Ma. Lourdes C. Rausa-Chan MA. LOURDES C. RAUSA-CHAN Corporate Secretary

Exhibit 1

COVER SHEET

P	W	-	5	5
S.E.C. Registration No.

P	H	I	L	I	P	P	I	N	E	L	O	N	G	D	I	S	T	A	N	C	E

T	E	L	E	P	H	O	N	E	C	O	M	P	A	N	Y

(Company’s Full Name)

R	A	M	O	N	C	O	J	U	A	N	G	C	O	B	L	D	G	.

M	A	K	A	T	I	A	V	E	.	M	A	K	A	T	I	C	I	T	Y

(Business Address: No. Street City/Town/Province)

MS. JUNE CHERYL A. CABAL	816-8534
Contact Person	Company Telephone Number

1	2	3	1	SEC FORM 17-C	0	6	Every 2nd Tuesday
Month		Day		FORM TYPE	Month		Day
Fiscal Year					Annual Meeting

C	F	D		N/A
Dept. Requiring this Doc.				Amended Articles Number/Section
Total Amount of Borrowings
2,183,134 As of January 31, 2010			N/A	N/A
				Total No. of Stockholders	Domestic	Foreign

-------------------------------------------------------------------------------------------------------------------

To be accomplished by SEC Personnel concerned

______________________________
File Number	LCU

______________________________
Document I.D.	Cashier
STAMPS

Remarks: Please use black ink for scanning purposes.

Exhibit 1

SECURITIES AND EXCHANGE COMMISSION

CURRENT REPORT UNDER SECTION 17

OF THE SECURITIES REGULATION CODE

AND SRC RULE 17.1

1.                  2 March 2010

Date of Report (Date of earliest event reported)

2.                  SEC Identification Number PW-55

3.                  BIR Tax Identification No. 000-488-793

4.                  PHILIPPINE LONG DISTANCE TELEPHONE COMPANY

Exact name of issuer as specified in its charter

5. PHILIPPINES 6.____________ (SEC Use Only)

Province, country or other jurisdiction Industry Classification Code of Incorporation

7. Ramon Cojuangco Building, Makati Avenue, Makati City 1200

Address of principal office Postal Code

8. (632) 816-8405

Issuer's telephone number, including area code

9. Not Applicable

Former name or former address, if changed since last report

10.              Securities registered pursuant to Sections 8 and 12 of the Securities Regulation Code and Sections 4 and 8 of the Revised Securities Act

Title of Each Class	Number of Shares of Common Stock Outstanding and Amount of Debt Outstanding

________________________________________________________________

________________________________________________________________

________________________________________________________________

Exhibit 1

PLDT press release

2009 CONSOLIDATED NET INCOME UP 15% TO P39.8 BILLION

CORE NET INCOME UP 8% TO P41.1 BILLION

EBITDA AT P86.2 BILLION; FREE CASH FLOW AT P44.0 BILLION

TOTAL DIVIDEND OF P218 PER SHARE WITH DECLARATION OF FINAL AND SPECIAL DIVIDENDS – 100% EARNINGS PAYOUT

CELLULAR SUBSCRIBER BASE REACHES 41.3 MILLION, UP 17%

TOTAL BROADBAND SUBSCRIBERS AT 1.6 MILLION, UP 62%

•         Consolidated net income of P39.8 billion for 2009, 15% higher than the P34.6 billion net income in 2008

•         Consolidated core net income for 2009 at P41.1 billion, an increase of 8% from the P38.1 billion recorded in 2008

•         Consolidated service revenues grew 2% year-on-year to P145.6 billion. Wireless service revenues increase 2% to P95.8 billion; fixed line service revenues up 4% to P51.1 billion; and ePLDT service revenues improve 5% to P10.9 billion

•         Consolidated EBITDA lower at P86.2 billion; consolidated EBITDA margin at 59% of service revenues

•         Consolidated free cash flow was P44.0 billion for 2009

•         Final dividend of P76 per share declared; in addition, special dividend of P65 per share declared bringing total dividend payout for 2009 to P218 per share representing 100% of core earnings per share

•         Cellular subscriber base reaches 41.3 million; net subscriber additions of 6.1 million for the year; growth year-on-year of 17%

•         Total broadband subscribers at 1.6 million, with wireless alone surpassing 1 million; aggregate revenue contribution from broadband and internet services of P13.8 billion for the 2009, 25% higher than last year

MANILA, Philippines, 2nd March 2010 –– Philippine Long Distance Telephone Company (“PLDT”) (PSE: TEL) (NYSE: PHI) today announced its unaudited financial results for 2009 with consolidated Reported Net Income increasing by 15% to P39.8 billion, from the P34.6 billion recorded last year. Core Net Income, net of exceptional items, rose 8% to P41.1 billion, from P38.1 billion in 2008. This year’s results reflect higher recurring net income, net gain from foreign exchange revaluation of our financial assets and liabilities and derivatives compared to a net loss last year, and the lower statutory tax rate. This year’s results also recognize the equity share of Pilipino Telephone Corporation (“Piltel”) in the earnings of the Manila Electric Company (“Meralco”). Consolidated service revenues increased by 2% to P145.6 billion, fueled mainly by the 3% growth in data and broadband revenues. Consolidated EBITDA was lower at P86.2 billion while EBITDA margin was 59%.

Consolidated free cash flow remained strong aat P44.0 billion in 2009. Consolidated capital expenditures stood at P28.1 billion for the year, higher than our guidance of P27.0 billion as the Group accelerated its broadband rollout while continuing to invest in additional cellular coverage and capacity.

Exhibit 1

The Group’s consolidated debt balance as at year-end 2009 was US$2.2 billion with net debt at approximately U. S. $1.3 billion. Net debt to EBITDA increased to 0.7x. The Company’s debt maturities continue to be well spread out, with more than 50% due in and after 2013. The percentage of U. S. dollar-denominated debt to the Group’s total debt portfolio further declined to 48%, down from 79% at the end of 2008. Taking into account our peso borrowings, our hedges and our U. S. Dollar cash holdings, only 22% of total debt remains unhedged. This year’s additional debt, mainly denominated in Pesos, was used to fund capital expenditures and support various investments, including the 20% stake in Meralco. The Group’s cash and short-term securities are invested primarily in bank placements and Government securities.

Earlier today, the Company’s Board of Directors declared a final dividend of P76 per share, fulfilling the Company’s commitment to payout a minimum ratio of 70% of core earnings. In addition, the Board, consistent with its year-end “look back” approach, approved a special dividend of P65 per share. Added to the previously paid interim dividend of P77 per share paid in September 2009, total dividends for the year will amount to P218 per share, representing a payout of 100% of 2009 core earnings, similar to the payout ratio of the last two years. Total dividend payments for 2009 will total P40.7 billion.

“We are immensely pleased to have been able to fulfill our regular dividend commitment but more so, to have been able to declare a special dividend despite higher capex and the Meralco investment. This 100% dividend payout of Core EPS for the third year in a row was made possible by our continued record earnings and robust cashflows,” stated Manuel V. Pangilinan, PLDT Chairman.

Wireless: Leading with Broadband

Wireless service revenues rose to P95.8 billion for 2009, 2% higher than the P93.6 billion recognized last year. Cellular subsidiary Smart Communications, Inc. (“Smart”) continues to lead the industry in terms of both revenues and subscribers.

Wireless EBITDA was lower at P59.4 billion in 2009. As expected, EBITDA margin decreased to 62% due primarily to higher compensation and benefits expense as well as higher rent expenses for international leased circuits associated with the growth of the wireless broadband business.

The PLDT Group’s total cellular subscriber base for 2009 grew to 41.3 million subscribers, a 17% growth year-on-year. For 2009, Smart added 6.1 million subscribers, as compared with 5.2 million in 2008. Smart Buddy recorded net additions of over 1.6 million subscribers in the fourth quarter of 2009 to end the year with 24.2 million subscribers while Talk ‘N Text added approximately 500,000 subscribers to end 2009 with 17.1 million subscribers.

Cellular voice revenues improved by 4% to P38.9 billion while cellular data revenues fell 2% to P47.1 billion. Wireless broadband revenues grew 24% to P5.4 billion, compared with the P4.3 billion recorded in 2008.

Exhibit

SmartBro, Smart’s wireless broadband service – through its wholly-owned subsidiary Smart Broadband, Inc. (“SBI”) - continued to expand as its wireless broadband subscriber base grew 90% to exceed 1 million at the end of 2009, over 600,000 of which were on SmartBro’s prepaid service.

On 24th February 2010, Smart widened its Internet service portfolio with the introduction of SmartBro SurfTV, a world-first service from SBI that allows Internet access through the television set. SmartBro SurfTV is a device that connects to a television set through a quick and easy procedure, to provide Internet access using Smart Bro’s nationwide coverage. When plugged into the RCA port of a color TV set, SmartBro SurfTV provides users a ready-to-run Internet experience, and users can surf, chat, and email -- through a multi-tasking TV -- at home.

Smart Bro SurfTV comes in a boxed set complete with a keyboard, a mouse, a remote control, and a SmartBro USB stick-type modem with a prepaid SIM, pre-loaded with P100 worth of load. The entire kit costs only P4,500, and Internet access costs only P10 for every 30 minutes. Load for the prepaid SmartBro SIM is available through any of Smart’s network of over a million Smart Load sellers all over the country.

“Over the last few years, we have been steadily advancing our Internet for All advocacy and investing our energies in making wireless Internet more affordable and widely available – whether via mobile phone, PC, or laptop – so that Filipinos may benefit from it. SmartBro SurfTV is a natural progression of that strategy as what could be more ubiquitous in a Filipino household than a television set?” added Orlando B. Vea, Chief Wireless Adviser of Smart.

Earlier in June, Smart had launched Smartalk, an unlimited voice offering available to Smart Buddy and Smart Gold subscribers nationwide. The new service enables Smart Buddy and Smart Gold subscribers to make unlimited calls to the mobile phone users on the SMART network. Buoyed by the widespread acceptance of the service, Smart has since launched a variant - Smartalk Plus, which offers unlimited calling and on-net texting during off-peak hours and reduced rates during peak hours. As a result, voice revenues increased its contribution to total cellular revenues from 42% in 2008 to 44% in 2009.

“The sustained popularity of our unlimited voice packages indicates that there is a consumer appetite for voice at the right price point. We will therefore continue to offer value-driven services that could expand our footprint in the voice space even further," stated Napoleon L. Nazareno, President and CEO of PLDT and Smart.

Smart continues to invest in its cellular and multi-platform broadband networks while upgrading its existing transmission, core and access facilities. Smart’s 3G and HSPA networks now cover 50% and 44% of the country’s population, respectively.

“The residual effect of the third quarter’s calamitous events somewhat dampened the normal holiday boost of the fourth quarter, resulting in softer financial results. With the cellular market maturing, we are bracing ourselves for a challenging year but one that we will face with the same innovative and competitive spirit that Smart is renowned for,” added Nazareno.

Exhibit 1

PLDT Fixed Line: Growing steadily

Fixed line service revenues increased by 4% to P51.1 billion in 2009 from P49.3 billion in 2008 as the 16% increase in data revenues, both from corporate data and residential DSL services, was somewhat attenuated by declines in other segments of the business. National long distance revenues decreased while international long distance revenues continued to weaken due to the shifting of traffic to cellular and other means of communications. Local exchange revenues further declined due to the bundling of voice and data services, though somewhat mitigated by the increase in postpaid billed lines. Data service revenues contributed 42% of the fixed line’s service revenues as compared with 37% in 2008.

The Fixed line business continues to pursue initiatives aimed at tapping new markets and generating new and higher ARPUs. These were enabled by leveraging both the fixed and wireless networks and creating new products for different market segments.

PLDT DSL continued its strong performance as broadband subscribers grew by 127,000 to 560,000 at the end of 2009 from 433,000 at the end of 2008. PLDT DSL generated P7.1 billion in revenues in 2009, up 29% from P5.5 billion in 2008.

Fixed line EBITDA margin was lower at 49% for 2009 as compared with 52% in the same period last year. The decline was the result of a 7% increase in cash operating expenses, including increased rental expenses for international leased circuits in support of broadband/data growth.

"The Fixed line business continues to produce growth by augmenting its offerings both in breadth and scope. We are looking beyond being just a “telco” and becoming a communications solutions provider," declared Nazareno.

ePLDT: Moving forward

ePLDT, the Group’s information and communications technology arm, reported service revenues of P10.9 billion in 2009, an increase of 5% from P10.4 billon in 2008. ePLDT’s EBITDA increased to P1.3 billion in 2009 as compared with P1.1 billion in 2008, mainly due to the favorable impact of the depreciation of the peso offset by a 1% increase in cash operating expenses. EBITDA margin at 12% was higher than the 10% recorded in 2008. ePLDT’s revenues account for 8% of PLDT’s consolidated revenues.

The Company’s data center, Vitro, continued its strong showing, with revenues growing 67% to P1.3 billion as a result of increased number of contracts for co-location, server hosting, disaster recovery and business continuity services.

Both ePLDT Ventus, which handles customer interaction services (more commonly known as “call center”) and SPi Technologies, Inc. (“SPi”), the knowledge processing arm (also known as business process outsourcing or “BPO”), experienced revenue declines of 2% and 1%, respectively. ePLDT Ventus recorded revenues of P3.3 billion in 2009, slightly under last year’s level, while SPi generated revenues of P5.2 billion compared with P5.3 billion in 2008.

Exhibit 1

“We are also pleased to note that our EBITDA is now showing consistent improvement as we continue to work on various operating metrics. The data center business remains strong and looks to grow even further. In the meantime, we are looking at ways to realize synergies between the call center and BPO businesses,” said Ray C. Espinosa, ePLDT President and CEO.

Meralco: Improving Prospects

Meralco’s consolidated Reported Net Income increased to 6.0 billion, 114% higher than the 2.8 billion realized in 2008 while its Consolidated Core Net Income, which excludes one-time, exceptional charges, stood at 7.0 billion, which is 169% better than the Core Net Income in 2008 of 2.6 billion. The improvement is attributable mainly to a slightly higher volume of energy sold and to an adjustment in distribution rates, which took effect in May 2009.

Meralco’s earnings for the period 15th July to 31st December 2009 approximated 2.5 billion. Having acquired the Meralco shares on 15th July 2009, Piltel’s 20% equity share in that period’s earnings, net of acquisition-related adjustments aggregating 100.2 million, amounted to 398.1 million. Piltel received dividends from Meralco amounting to 334.5 million, accounted for as a reduction of Piltel’s investment in Meralco.

Meralco’s consolidated revenues, in which electricity accounts for 97% of the total, decreased slightly by 3.6% due primarily to a 0.69 per kWh decrease in average generation and transmission charges, partially offset by the increase in kilowatt hour-consumption for the year and the implementation of the PBR (Performance-Based Regulation)-based rate of 0.257 per kWh-adjustment starting May 2009, Meralco’s first distribution rate adjustment after almost six (6) years.

Total cost and expenses amounted to 175.6 billion in 2009 or 5.6% lower, compared with 186.6 billion in 2008.

Consolidation of Meralco stake in Beacon Electric

In a separate but related disclosure, Piltel also announced that it has executed an Omnibus Agreement with Metro Pacific Investments Corporation (“MPIC”) and Rightlight Holdings, Inc (“RHI”), a newly organized special purpose company with the sole purpose of holding Piltel and MPIC’s shares in Meralco, and which will be renamed Beacon Electric Asset Holdings, Inc (“Beacon Electric”), pursuant to which Piltel and MPIC have agreed to restructure their current shareholdings in Meralco. Please see the attached joint announcement of MPIC and Piltel for more details.

Exhibit 1

Outlook

For 2010, we forecast service revenues to reach P150 billion, a 3% or P 4 billion growth over 2009. Growth is expected to come from broadband, fixed line revenues from the corporate and SME markets, and improvements in the BPO business. The cellular business faces challenges given high market penetration, the market’s increasing preference for unlimited offers and multiple SIM ownership, as well as competition from social networking and broadband.

We expect EBITDA to grow to P 88 billion, with EBITDA margin slightly lower than 59% with the increased contribution from the broadband business, where margins are lower than our traditional businesses due to marketing subsidies and the added cost of international bandwidth. Increased subsidies planned to further seed and grow the broadband business will result in increased operating expenses this year.

Notwithstanding the growth in service revenues and EBITDA, we expect core net income for 2010 to be slightly higher than P41 billion, due to projected higher net financing charges by P3bn. This is on account of higher debt levels and lower cash balances.

Conclusion

“As we put 2009 behind us, we can take pride in producing revenue and profit growth in a year beset with challenges, be it the lagged effect of the global recession or the “swine flu” outbreak and the successive natural calamities that battered the country. Moreover, our third successive dividend payout of 100 percent of our core earnings speaks volumes of the strength of this company.

We see 2010 as another year fraught with challenges – competition shows no signs of abating, consumer wallets are tightening, elections notwithstanding, and alternative means of communications such as social networking are real threats to our mainstream businesses. Furthermore, 2010 is somewhat of a bridge year for the Group. We will be investing heavily, 28.6 billion in capex, in further expanding and improving our infrastructure, both operationally and strategically; and undertaking subsidies to seed broadband take-up and growth. With the expected softness in revenues, we are looking to control cash operating expenses in order to maintain profit growth. Our guidance numbers reflect this guarded optimism - revenues and EBITDA of 150 billion and 88 billion, respectively, and profit guidance of just over 41 billion.”

That said, I have every confidence in the men and women of the PLDT Group – that they will find a way, as they have in the past, to beat expectations,” concluded Manuel V. Pangilinan, PLDT Chairman.

####

Exhibit 1

Exhibit 1

This press release may contain some statements which constitute “forward-looking statements” that are subject to a number of risks and uncertainties that could affect PLDT’s business and results of operations. Although PLDT believes that expectations reflected in any forward-looking statements are reasonable, it can give no guarantee of future performance, action or events.

For further information, please contact:

Anabelle L. Chua Melissa V. Vergel de Dios Ramon R. Isberto

Tel No: 816-8213 Tel No: 816-8024 Tel No: 511-3101

Fax No: 844-9099 Fax No: 810-7138 Fax No: 893-5174

About PLDT

PLDT is the leading telecommunications provider in the Philippines. Through its three principal business groups – fixed line, wireless, and information and communications technology – PLDT offers a wide range of telecommunications services across the Philippines’ most extensive fiber optic backbone and fixed line, cellular and satellite network.

PLDT is listed on the Philippine Stock Exchange (PSE:TEL) and its American Depositary Shares are listed on the New York Stock Exchange (NYSE:PHI). PLDT has one of the largest market capitalizations among Philippine listed companies.

Further information can be obtained by visiting the web at www.pldt.com.

Exhibit 1

PILTEL press release

FY09 Core Net Income at 8.7 Billion

Reported Net Income Up to 17.9 Billion

Cash Dividend of 0.85/share declared

Meralco shareholding to be consolidated with MPIC’s in new holding company

•         Reported Net Income increases to 17.9 billion, 57% higher than 11.3 billion in 2008 primarily as a result of:

o        Gain on sale of the GSM business of 7.6 billion (net of tax)

o        Gain on derivative asset of 1.2 billion

•         Core Net Income down 23% to 8.7 billion versus 11.3 billion last year

o        Core Earnings from Continuing Operations at 975 million, up 138% from 409 million in 2008

o        Core Earnings from Discontinued Operations at 7.7 billion, down 29% from 10.9 billion in 2008

Manila, Philippines, 1st March 2010 - Pilipino Telephone Corporation (“Piltel”) (PSE: PLTL) today announced that Core Net Income, before exceptional items, declined by 23% to 8.7 billion in 2009 from 11.3 billion recorded in 2008, before the effect of the gains arising from the sale of the GSM business and derivative transactions. The decline in Core Net Income is attributable to the GSM business having been sold in August 2009 and resulting in only 7.5 months of operations reflected in 2009’s financial results versus the full year take-up in 2008.

Reported Net Income improved by 57% to 17.9 billion compared with a Reported Net Income of 11.3 billion in 2008, due to the one-time net gain of 7.6 billion from the sale of the GSM business and the mark-to-market gain of 1.2 billion recognized on the derivative asset linked to the Exchangeable Note related to Piltel’s acquisition of Meralco.

Reported Net Income benefited as well from the reduction in the statutory tax rate from 35% in 2008 to 30% in 2009 and the application of the optional standard deduction method in computing Piltel’s net taxable income.

Core Earnings per Share was at 0.74 compared with 0.96 in 2008.

Earlier today, the Company’s Board of Directors declared a cash dividend of 0.85 per share to common shareholders of record as of 15th March 2010. Payment date is set for 30th March 2009.

Exhibit 1

Meralco

Meralco’s consolidated Reported Net Income for 2009 increased to 6.0 billion, 114% higher than the 2.8 billion realized in 2008 while its Consolidated Core Net Income, which excludes one-time, exceptional charges, stood at 7.0 billion, which is 169% better than the Core Net Income in 2008 of 2.6 billion. The improvement is attributable mainly to a slightly higher volume of energy sold and to an adjustment in distribution rates, which took effect in May 2009.

Meralco’s earnings for the period 15th July to 31st December 2009 approximated 2.5 billion. Having acquired the Meralco shares on 15th July 2009, Piltel’s 20% equity share in that period’s earnings, net of acquisition-related adjustments aggregating 100.2 million, amounted to 398.1 million. Piltel received dividends from Meralco amounting to 334.5 million, accounted for as a reduction of Piltel’s investment in Meralco.

Meralco’s consolidated revenues, in which electricity accounts for 97% of the total, decreased slightly by 3.6% due primarily to a 0.69 per kWh decrease in average generation and transmission charges, partially offset by the increase in kilowatthour-consumption for the year and the implementation of the PBR (Performance-Based Regulation)-based rate of 0.257 per kWh-adjustment starting May 2009, Meralco’s first distribution rate adjustment after almost six (6) years.

Total cost and expenses amounted to 175.6 billion in 2009 or 5.9% lower, compared with 186.6 billion in 2008.

Discontinued Operations

Piltel’s financial report for 2009 reflects the results of its GSM cellular business only until 16th August 2009 as the sale and transfer of that business to Smart was finalized on that date. Accordingly, net income from that business is reported as “Net income from discontinued operations”.

Balance Sheet

Total stockholders’ equity rose to 32.4 billion compared with 21.0 billion at the end of 2008. Piltel is now 99.5% owned by Smart.

Consolidation of Meralco stake in Beacon Electric

In a separate but related disclosure, Piltel also announced that it has executed an Omnibus Agreement with Metro Pacific Investments Corporation (“MPIC”) and Rightlight Holdings, Inc (“RHI”), a newly organized special purpose company with

Exhibit 1

the sole purpose of holding Piltel and MPIC’s shares in Meralco, and which will be renamed Beacon Electric Asset Holdings, Inc (“Beacon Electric”), pursuant to which Piltel and MPIC have agreed to restructure their current shareholdings in Meralco. Please see the attached joint announcement of MPIC and Piltel for more details.

Conclusion

“As disclosed in a separate document, we have undertaken to strengthen our ownership in Meralco by joining forces with Metro Pacific Investment Corporation in consolidating our Meralco holdings in Beacon Electric. The combined holdings will make Beacon Electric one of Meralco’s largest shareholders and ensure that we have a stronger voice in the strategic and operational decisions of Meralco,“ stated Napoleon L Nazareno, President and CEO of Piltel.

	Pilipino Telephone Corporation Financial Highlights for the Year Ended December 31,
(In million pesos except EPS)	2009	2008	Increase / (Decrease)	% Change

Continuing Operations
Equity Share in Meralco Net Income	398	-	398	100
Other Income	1,564	501	1,063	212
Income before income tax	1,962	501	1,461	292
Provision for income tax	58	93	(35)	(38)
Net Income from Continuing Operations	1,904	408	1,496	367

Net Income from Discontinued Operations	15,953	10,938	5,015	46
Reported Net Income	17,857	11,346	6,511	57

Core Net Income	8,703	11,285	(2,582)	(23)
Core Earnings Per Share	0.74	0.96	(0.22)	(22)

CEPS – continuing operations	0.08	0.07	0.01	23
CEPS – discontinued operations	0.66	0.89	(0.23)	-26

For further information, please contact:

Deborah Anne Tan

Investor Relations/Corporate Information Officer

Tel No: (632) 511-6121

Fax No: (632) 817-3345

dntan@smart.com.ph

www.piltel.com.ph

Exhibit 2

March 2, 2010

The Philippine Stock Exchange

4th Floor PSE Centre

Exchange Road, Ortigas Center

Pasig City

Attention: Ms. Janet A. Encarnacion

Head - Disclosure Department

Gentlemen:

In compliance with Section 17.1 (b) and Section 17.3 of the Securities Regulation Code, we submit herewith a copy of SEC Form 17-C with respect to certain discloseable events/information.

This shall also serve as the disclosure letter for the purpose of complying with PSE Revised Disclosure Rules.

Respectfully yours,

/s/ Ma. Lourdes C. Rausa-Chan

MA. LOURDES C. RAUSA-CHAN

Corporate Secretary

Exhibit 2

March 2, 2010

SECURITIES & EXCHANGE COMMISSION

Corporation Finance Department

SEC Building, EDSA

Mandaluyong City

Attention: Director Justina F. Callangan

Corporation Finance Department

Gentlemen:

In accordance with Section 17.1 (b) of the Securities Regulation Code, we submit herewith three (3) copies of SEC Form 17-C with respect to certain discloseable events/information.

Respectfully yours,

/s/ Ma. Lourdes C. Rausa-Chan

MA. LOURDES C. RAUSA-CHAN

Corporate Secretary

Exhibit 2

COVER SHEET

P	W	-	5	5
SEC Registration No.

P	H	I	L	I	P	P	I	N	E	L	O	N	G	D	I	S	T	A	N	C	E

T	E	L	E	P	H	O	N	E	C	O	M	P	A	N	Y

(Company’s Full Name)

R	A	M	O	N	C	O	J	U	A	N	G	C	O	B	U	I	L	D	I	N	G

M	A	K	A	T	I	A	V	E.	M	A	K	A	T	I	C	I	T	Y

(Business Address: No. Street/City/Town/Province)

ATTY. MA. LOURDES C. RAUSA-CHAN	816-8553
Contact person	Contact Telephone No.

1	2	3	1	SEC FORM 17-C	0	6	Every 2nd Tuesday
Month		Day		FORM TYPE	Month		Day
Fiscal Year					Annual Meeting

C	F	D	N/A
Dept. Requiring this Doc.			Amended Articles Number/Section

Total Amount of Borrowings
2,183,134 As of January 31, 2010	NA	NA
Total No. of Stockholders	Domestic	Foreign

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To be accomplished by SEC Personnel concerned

______________________________
File Number	LCU

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Document I.D.	Cashier

STAMPS

Remarks: Please use black ink for scanning purposes

Exhibit 2

SECURITIES AND EXCHANGE COMMISSION

CURRENT REPORT UNDER SECTION 17

OF THE SECURITIES REGULATION CODE

AND SRC RULE 17.1

1.                  2 March 2010

Date of Report (Date of earliest event reported)

2.                  SEC Identification Number PW-55

3.                     BIR Tax Identification No. 000-488-793

4.                  PHILIPPINE LONG DISTANCE TELEPHONE COMPANY

Exact name of issuer as specified in its charter

5. PHILIPPINES 6.____________ (SEC Use Only)

Province, country or other jurisdiction Industry Classification Code of Incorporation

7. Ramon Cojuangco Building, Makati Avenue, Makati City 1200

Address of principal office Postal Code

8. (632) 816-8553

Issuer's telephone number, including area code

9. Not Applicable

Former name or former address, if changed since last report

10.              Securities registered pursuant to Sections 8 and 12 of the Securities Regulation Code and Sections 4 and 8 of the Revised Securities Act

Title of Each Class	Number of Shares of Common Stock Outstanding and Amount of Debt Outstanding

________________________________________________________________

________________________________________________________________

________________________________________________________________

Exhibit 2

11. Item 9 (Other Events)

We disclose the following:

1. The Annual Meeting of Stockholders of Philippine Long Distance Telephone Company (the “Company”) will be held on June 8, 2010 (the second Tuesday of June as provided in the Company’s By-laws) at 4:00 o’clock p.m. in Makati City, Philippines (the “Annual Meeting”).

2. At the meeting of the Board of Directors of the Company (the “Board”) held on March 2, 2010:

(a) The Board fixed April 12, 2010 as the record date for the determination of stockholders entitled to notice of and to vote at the Annual Meeting. The stock and transfer books of the Company will not be closed.

The Board confirmed that, in accordance with the Company’s By-Laws, the nominations for election of directors/independent directors at the Annual Meeting shall be submitted to the Board of Directors through the President or Corporate Secretary at the Company’s principal place of business at least sixty (60) working days before the meeting or by March 10, 2010.

(b) The Board declared the following cash dividends out of the Company’s unaudited unrestricted retained earnings as at December 31, 2009, which are sufficient to cover the total amount of dividends declared:

a. Regular dividend of ₱76.00 per outstanding share of the Company’s Common Stock, payable on April 20, 2010 to the holders of record on March 17, 2010;

b. Special dividend of ₱65.00 per outstanding share of the Company’s Common Stock, payable on April 20, 2010 to the holders of record on March 17, 2010.

Pursuant to the requirements of the Securities Regulation Code, PLDT has duly caused this Report to be signed on its behalf by the undersigned hereunto duly authorized.

PHILIPPINE LONG DISTANCE TELEPHONE COMPANY By:
/s/ Ma. Lourdes C. Rausa-Chan

MA. LOURDES C. RAUSA-CHAN

Corporate Secretary

March 2, 2010

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PHILIPPINE LONG DISTANCE TELEPHONE COMPANY
By : /s/ Ma. Lourdes C. Rausa-Chan Name : Ma. Lourdes C. Rausa-Chan Title : Senior Vice President, Corporate Affairs and Legal Services Head and Corporate Secretary

Date: March 2, 2010